HARRISON LAW, P.A.

Diane J. Harrison Bar Admissions: Florida and Nevada	6860 Gulfport Blvd. S. No. 162 South Pasadena, Florida 33707 Phone: (941) 723-7564 Fax: (941) 531-4935 HarrisonDJEsq@tampabay.rr.com

June 26, 2007

Ms. Elaine Wolff, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington D.C., 20549

Re:

Wes Consulting, Inc.

Third Amendment to Registration Statement on Form SB-2

File No. 333-141022

Filed: June 19, 2007

Dear Ms. Wolff:

The response below contains Wes Consulting, Inc.’s (the Company’s) REVISED response to COMMENT 2 in the SEC’s Comment Letter dated June 19, 2007.

Plan of Distribution, page 9

2.

Section 2(a) (11) of the Securities Act of 1933, as amended (the “Act”) defines the term “underwriter” as:

[A]ny person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking . . . .”

Because each shareholder purchased their stock from the Company (the “issuer”) with the hope of (or “view to”) selling their stock (or “distributing” the stock) on an exchange, we believe they are properly identified as “underwriters.”

The disclosure has been revised to clarify that the selling security holders must furnish a copy of the prospectus to purchasers of their stock in privately negotiated transactions.

Upon effectiveness of the Registration Statement, the Company will be communicating in writing to each selling security holder that they have been identified as an underwriter for the duration of the offering.  Further, the security holders will be advised that, as underwriters, they may be liable to purchasers of the Company’s stock (1) under Section 11 of the Act for any false information in the Registration Statement and (2) under Section 12(a)(2) of the Act in connection with the sale of stock in a public offering by means of a prospectus which contains untrue statements of material fact or omits to state a material fact necessary to make the statements not misleading.  This communication will specifically include and explain the liability described in Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended.  In addition, this correspondence will inform the selling security holders of their obligation to deliver a copy of the prospectus to any potential purchaser of their shares in any privately negotiated transaction.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.